EXHIBIT 99.2

FourCubed Management, LLC and Subsidiaries

Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020 and
For the Six Months Ended

June 30, 2021 and 2020

FourCubed Management, LLC and Subsidiaries Table of Contents

Independent Accountant’s Review Report

The Members

FourCubed Management, LLC and Subsidiaries

Minneapolis, Minnesota

We have reviewed the accompanying consolidated financial statements of FourCubed Management, LLC and Subsidiaries, which comprise the consolidated balance sheets as of June 30, 2021 and December 31, 2020, and the related consolidated statements of operations, changes in members’ equity and cash flows for the six months ended June 30, 2021 and 2020, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant’s Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of FourCubed Management, LLC and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant’s Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Minneapolis, Minnesota

January 17, 2022

FourCubed Management, LLC and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2021 and December 31, 2020

	June 30, 2021	12/31/21
Assets
Current assets
Cash and cash equivalents	$622,919	$1,186,219
Accounts receivable, net	475,993	518,931
Total current assets	1,098,912	1,705,150

Noncurrent deferred tax asset	5,500	5,500

Total assets	$1,104,412	$1,710,650

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$731,347	$703,792
Accrued expenses	12,354	15,394
Total current liabilities	743,701	719,186

Long-term debt	—	39,184
Total liabilities	743,701	758,370

Members’ equity	360,711	952,280

Total liabilities and members’ equity	$1,104,412	$1,710,650

See notes to consolidated financial statements.

FourCubed Management, LLC and Subsidiaries

Consolidated Statements of Operations

	Six Months Ended June 30,
	2021	2020

Net sales	$3,093,969	$3,516,533

Cost of goods sold	2,182,215	2,780,579

Gross profit	911,754	735,954

Operating expenses
Selling	220,360	31,840
General and administrative	326,743	373,472
Total operating expenses	547,103	405,312

Income from operations	364,651	330,642

Other income (expense), net	22,047	(21,197)

Net income before income taxes	386,698	309,445

Income tax expense	—	50,351

Net income	$386,698	$259,094

See notes to consolidated financial statements.

FourCubed Management, LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Equity

Members’
Equity

Balance - January 1, 2020	$783,836

Net income	259,094

Member distributions	(74,625)

Balance - June 30, 2020	$968,305

Balance - January 1, 2021	$952,280

Net income	386,698

Member distributions	(978,267)

Balance - June 30, 2021	$360,711

See notes to consolidated financial statements.

FourCubed Management, LLC and Subsidiaries
Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	2021	2020
Cash Flows - Operating Activities
Net income	$386,698	$259,094
Adjustments to reconcile net income to net cash flows - operating activities
Deferred tax assets	—	(7,000)
Gain on extinguishment of debt	(39,184)	—
Changes in operating assets and liabilities
Accounts receivable, net	42,938	(159,912)
Prepaid expenses	—	(1,574)
Accounts payable	27,555	204,208
Income taxes payable	—	12,491
Accrued expenses	(3,040)	(1,046)
Total adjustments	28,269	47,167
Net cash flows - operating activities	414,967	306,261

Cash Flows - Financing Activities
Proceeds from long-term debt	—	39,184
Distributions	(978,267)	(74,625)
Net cash flows - financing activities	(978,267)	(35,441)

Net change in cash and cash equivalents	(563,300)	270,820

Cash and Cash Equivalents
Beginning of period	1,186,219	742,224

End of period	$622,919	$1,013,044

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$43,500

See notes to consolidated financial statements.

FourCubed Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

FourCubed Management, LLC (“FCM”) and subsidiaries (together referred to as “the Company”) operate as an advertising agency in the online gaming industry, which is primarily a pay-for- performance and incentive-based industry. The Company markets to international gaming operators and international online marketers. Online gaming operators and marketers partner with the Company to drive traffic to their websites through advertisements of incentive-based offers.

FCM is a limited liability company registered in the state of Minnesota. The members of the Company have limited liability under Minnesota law.

Trendfront Marketing International Limited is based in Malta and CCRTL, LLC is based in Nevis.

6t4 Company (6t4) is a Minnesota based S-Corporation that operates as the management company for the Company.

Principles of Consolidation

The consolidated financial statements represent the consolidated balances of FCM and its wholly-owned subsidiaries, Trendfront Marketing International Limited and CCRTL, LLC. The consolidated financial statements also include the activities of 6t4, as it was determined to be a variable interest entity. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purpose of the consolidated statements of cash flows, the Company considers cash in financial institutions and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents. The Company had no cash equivalents at June 30, 2021, and December 31, 2020. The Company has cash in various financial institutions and electronic wallets. Certain cash balances may exceed balances subject to insured limits. As of June 30, 2021, and December 31, 2021, uninsured cash balances were approximately $229,000 and $800,000, respectively.

FourCubed Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable, Net

The Company grants credit to its customers in the normal course of business and expects to receive payments within 30 days of invoice. Accounts receivable are carried at original invoice amount less an estimate made for doubtful accounts. The Company evaluates its need for an allowance for doubtful accounts by performing a review of outstanding receivables, historical collection information, and existing economic conditions. Individual accounts are charged against the allowance when collection efforts have been exhausted. The allowance for doubtful accounts was approximately $21,000 and

$20,000 at June 30, 2021, and December 31, 2020, respectively.

Paycheck Protection Program Loan

During 2020, the Company applied for and obtained a forgivable loan under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was subject to forgiveness if during a specified period after the loan origination, the company maintains the same number of employees, did not reduce salaries more than 25%, and uses the proceeds on eligible expenses including payroll, benefits, rents, and utilities. The Company has elected to account for the loan as debt as of December 31, 2020, and recorded the loan as other income once it was forgiven in 2021. The Company must retain all records relating to the loan for six years from the date of forgiveness and must permit authorized representatives from the SBA, including representatives of its Office of Inspector General, to access such files upon request.

Revenue Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”), Revenue Recognition from Contracts with Customers. Generally, the Company earns advertising commissions from online gambling sites, for connecting players/gamblers to the sites and subsequent commissions are paid to the Company based on revenue sharing arrangements with the gambling site. The Company has one performance obligation, to make the connection between the online gambling site and the player/gambler. Subsequently, the Company has the right to future earnings from the online gambling site, based on that player/gambler’s activities. The Company recognizes revenue as the services are performed, which is when a player/gambler joins an online gambling site and/or when the player/gambler has performed a revenue share activity as identified in the terms of its contract with the online gambling site.

Cost of Sales

The Company may hire third party marketing partners to perform additional advertising services related to its agreements with online gambling sites. Marketing partners have the ability to earn commissions from the Company for providing advertising services. Cost of sales are recorded as the services are performed.

FourCubed Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

FCM is an LLC that has elected to be taxed as a C-Corporation. FCM evaluates uncertain tax positions using the “more likely than not” threshold (i.e., a likelihood of occurrence greater than fifty percent). The recognition threshold is met when an entity concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. Those tax positions failing to qualify for initial recognition are classified as a gross unrecognized tax benefit until the first interim period in which they meet the more likely than not standard, or are resolved through negotiation or litigation with the taxing authority, or upon expiration of the statute of limitations. De-recognition of a tax position that was previously recognized occurs when an entity subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained.

Only the portion of the unrecognized tax benefit that is expected to be paid within one year is classified as a current liability. As a result, liabilities expected to be resolved without the payment of cash (e.g., resolution due to the expiration of the statute of limitations) or are not expected to be paid within one year are not classified as current. It is the Company’s policy to record estimated interest and penalties as income tax expense and tax credits as a reduction in income tax expense.

Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the financial reporting and tax basis of assets and liabilities. Income tax expense is the sum of the tax currently payable and the change in the deferred tax assets and liabilities during the period.

Valuation allowances are established when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. FCM evaluates the realizability of its deferred tax assets and the need for a valuation allowance based on all positive and negative evidence.

6t4 is treated as a pass-through entity for tax purposes. The members report taxable income or loss on their individual tax returns. Therefore, no provision or liability for income taxes has been included in the consolidated financial statements related to 6t4.

Foreign Currency Transaction Gain/Loss

The Company has determined the functional currency of Trendfront Marketing International Limited is the US Dollar. Foreign currency transaction gains and losses are reported in general and administrative expense and other income (expense) in the consolidated statements of operations. The Company recognized foreign currency transaction losses of approximately $17,000 during the six months ended June 30, 2021, of which approximately $31,000 is recorded in other income and a gain of approximately $14,000 is recorded in general and administrative expenses. The Company recognized foreign currency transaction losses of approximately $18,000 during the six months ended June 30, 2020, of which approximately $13,500 is recorded in other expense and approximately $4,500 is recorded in general and administrative expenses.

FourCubed Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – CONCENTRATIONS, RISKS AND UNCERTAINTIES

Cash in Excess of FDIC Insured Limits

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company has not experienced any losses in such accounts.

Customer Concentrations

During the six months ended June 30, 2021 and 2020, the Company had sales to one customer that represented approximately 86% and 87% of total sales, respectively. Accounts receivable balances due from this same customer represented approximately 72% and 88% of total accounts receivable at

June 30, 2021, and December 31, 2020, respectively. In addition, one additional customer accounts receivable balance represented 12% of total accounts receivable at June 30, 2021. The customer did not have a significant accounts receivable balance at December 31, 2020.

Marketing Partner Concentrations

The Company has established relationships with various marketing partners. The loss of a marketing partner could significantly impact the Company’s financial results.

COVID-19 Pandemic

A novel strain of coronavirus (“COVID-19”) was first identified in December 2019, and in March 2020, the World Health Organization categorized COVID-19 as a pandemic. The COVID-19 pandemic affects the Company’s customers, marketing partners, and employees. The ultimate impacts of COVID-19 on the business, results of operations, liquidity and prospects are not fully known at this time. The impact of the COVID-19 outbreak cannot be specifically identified and may result in changes in operations in the future.

NOTE 3 – LONG-TERM DEBT

As part of the Small Business Administration (SBA) Paycheck Protection Program (PPP), the Company received a loan in the amount of $39,184 in 2020. The loan bears interest at 1.00% per annum, however the principal balance of the loan and interest were forgiven subsequent to year end under the terms and conditions of the Coronavirus Aid, Relief, and Economic Security Act. During the six months ended June 30, 2021, the full amount was forgiven and recorded as other income.

The Company must retain all records relating to the loan for six years from the date of forgiveness and must permit authorized representatives from the SBA, including representatives of its Office of Inspector General, to access such files upon request.

FourCubed Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4 – INCOME TAXES

The provision for income taxes consists of state taxes currently due, and differs from the expected tax provision, computed by applying the federal corporate tax rate, as follows:

	Six Months Ended June 30,
	2021	2020

Federal benefit at statutory rate	$—	$36,000
State taxes, net of federal benefit	—	21,351
Deferred income taxes	—	(7,000)

Total provision for income taxes	$—	$50,351

Deferred tax assets consist of the following as of:

	June 30, 2021	December 31, 2020

Deferred tax asset
Accrued liabilities	$5,500	$5,500

Deferred tax asset	$5,500	$5,500

NOTE 5 – VARIABLE INTEREST ENTITIES

FCM has consolidated activities with 6t4 as it was determined to be a variable interest entity. The carrying amount of assets and liabilities of 6t4 included in the consolidated financial statements are as follows at:

	June 30, 2021	December 31, 2020

Current assets	$195,566	$823,575
Long-term assets	—	—

Current liabilities	$(703,493)	$(700,746)
Long-term liabilities	—	(39,184)

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 17, 2022, the date which the consolidated financial statements were available to be issued.

Subsequent to June 30, 2021, Trendfront Marketing International Limited was acquired by a third party.